Exhibit 99.55

ASX Market Announcement

Genetype for Ovarian Cancer published in prestigious European Journal of Cancer Prevention

Melbourne, Australia, 09 November 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in guideline driven genomics-based tests in health, wellness and serious disease is delighted to announce the publication of a validation study evaluating the performance of the geneType ovarian cancer test. This 10 year prospective cohort study utilizes data from more than 190,000 women and has been published in the prestigious European Journal of Cancer Prevention.

The paper titled “A combined clinical and genetic model for predicting risk of ovarian cancer1” was authored by GTG science team members, Dr Gillian Dite, Senior Biostatistician, Dr Erika Spaeth, Director of Clinical Affairs, Dr Richard Allman, Chief Scientific Officer, and Dr Nicholas Murphy Senior Development Scientist and Adjunct Research Fellow – Monash University.

Publication highlights:

●	GeneType Ovarian Cancer Risk Assessment Test significantly improves the identification of 10 year and lifetime risk in the general population of women who would normally be considered ‘average risk’
●	Genetype for Ovarian Cancer is able to identify the top 20% of women who are:

●	at over 40% increased 10-year risk and;
●	over 50% increased full-lifetime compared to the general population

●	GeneType for Ovarian Cancer is similarly able to identify women who are at very low risk
●	Study references 10 year prospective cohort study utilizing data from approximately 190,000 women aged between 40 and 69 from the UK Biobank
●	Identification of high-risk women enables introduction of traditional and novel screening options and / or risk-reducing strategies to drive a significant improvement in patient outcomes.

Ovarian cancer is one of the top five cancer-associated causes of death in women (American Cancer Society, 2022). In the US approximately 20,000 women will receive a new diagnosis of ovarian cancer annually and 13,000 will die2. Because ovarian cancer presents with very few non-specific symptoms it is sadly often diagnosed in advanced stages resulting in relatively high mortality. GeneType Risk Assessment Test can help identify those women at elevated risk potentially enabling early diagnosis, leading to improved patient outcomes.

The study used population-based prospective cohort data from the UK Biobank of approximately 190,000 women between the ages of 40 and 69 and found, by combining a polygenic risk score with a clinical risk score (geneType Risk Assessment Test), that they were able to identify ~4,000 women representing the top 2% who are at a very high risk, equivalent to that of a woman who carries a gene mutation (such as a moderate penetrant pathogenic ovarian cancer susceptibility variant). Furthermore, there is a 4.5-fold difference in ovarian cancer incidence between women identified by geneType in the top 20% versus bottom 20%. GeneType Risk Assessment Test for Ovarian Cancer is able to identify general population women across a spectrum of risk allowing for more nuanced approaches to ovarian cancer screening and risk-reduction.

1 https://journals.lww.com/eurjcancerprev/Fulltext/9900/A_combined_clinical_and_genetic_model_for.27.aspx

2 https://www.cancer.org/cancer/ovarian-cancer/about/key-statistics.html

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

GTG CEO, Simon Morriss, noted “This validation study underpins the importance of implementing geneType Ovarian Cancer Risk Assessment Test ovarian potential enabling healthcare providers to early-identify high-risk women and engage them in joint decision-making discussions around the risks and benefits of screening options or risk-reducing surgery”.

This study is consistent with geneType risk assessment data across other diseases that underscore the value of risk-stratifying the general population to improve the preventive care paradigm. Notably, this concept, published recently in the Journal of Precision Medicine,3 was highlighted in the context of the geneType for Breast Cancer test, which significantly outperforms traditional risk assessments. ASX announcement titled: “Journal of Precision Medicine publication confirms GeneType Risk Test outperforms traditional risk assessments for breast cancer”. (September 29, 2022)

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Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Market Eye – Automic Group

M: +61 438 630 422

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

3 https://www.thejournalofprecisionmedicine.com/wp-content/uploads/integrating-personalized-medicine-preventive-care.pdf

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000